SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	English translation of letter to the Argentine National Securities and Exchange Commission dated June 11, 2010 regarding Global Share Purchase Plan.

Telefónica de Argentina S.A.

Buenos Aires, June 11, 2010

To
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Global Share Purchase Plan

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Section 2, Part 21, General Resolution No. 368 of the Comisión Nacional de Valores (National Securities and Exchange Commission).

In this regard, please be informed that the Telefónica Group will implement a Global Share Purchase Plan (hereinafter referred to as the “Plan”) whereby Telefónica Group employees, including those of Telefónica de Argentina S.A., may invest from 25 euros a month (or the equivalent amount in their local currency) to 100 euros a month to purchase shares of the Spanish company Telefónica, S.A. during a twelve month purchase period, provided that they meet certain terms and conditions of the Plan.

Furthermore, the Plan subscribers may purchase the shares at a share market price equivalent to a maximum of 1,200 euro. If, following the purchase period completion, any subscriber holds the purchased shares for an extra twelve month period, an additional share free of charge shall be allocated per purchase share pursuant to the Plan limits.

Yours sincerely,

/s/ Mariano Javier Rodríguez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	June 11, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel